W. P. CAREY


11007094

2010 Annual Report


200
323

Income generation for generations of investors

W. P. Carey & Co. and our series of managed CPA® programs have been providing investors with a constant source of income for nearly 40 years. Our risk-management-driven investment strategy, acquisition approval process and resulting portfolio diversification have enabled us to focus on increasing distributions through various economic cycles. We look forward to continuing our tradition of income generation for you and for generations of investors to come.

Cumulative Distributions Paid by W. P. Carey and our CPA® Programs
W. P. Carey and our CPA® programs have paid more than $3.6 billion over 825 distribution payments to investors; 86% of our distributions have increased over the prior quarter, and we have never missed a payment.



$3,657,000,000
$1,901,000,000
$1,039,000,000
$528,000,000
$251,000,000
$107,000,000
1979
1983
1987
1991
1996
2001
2005
2011*

*As of 4/15/11

Financial Highlights

(In thousands except share, shareholder and per share data)

	YEAR ENDED DECEMBER 31, 2010
Operations	
Revenues[1]	$213,887
Net Income	73,972
Cash Flow from Operating Activities	86,417
Funds from Operations—as adjusted (AFFO)[2]	130,870
Adjusted Cash Flow from Operating Activities[2]	88,634
By Segment	
EBITDA[2]	
Investment Management	$80,366
Real Estate Ownership	60,123
Total	140,489
AFFO[2]	
Investment Management	$68,663
Real Estate Ownership	62,207
Total	130,870
Per Share	
Diluted Earnings Per Share	$1.86
Diluted AFFO Per Share[2]	3.27
Distributions Declared Per Share	2.028
Weighted Average Shares Outstanding (Diluted)	40,007,894
Stock Data	
Price Range (January 1, 2010 through December 31, 2010)	$24.70-$34.00
Number of Shareholders	29,095

1 Net of reimbursed expenses.

2 This Annual Report and the financial highlights above contain references to non-GAAP financial measures, including EBITDA, AFFO and Adjusted Cash Flow from Operating Activities.
EBITDA – Represents earnings before interest, taxes, depreciation and amortization.
AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income.
Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate.

We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on February 25, 2011, and is available on our website at www.wpcarey.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

GAAP refers to accounting principles generally accepted in the United States of America.

Dear Fellow Shareholders



I founded W. P. Carey 38 years ago with a focus on creating investment opportunities that work in good times and in bad. We have stood resolute in following the same, conservative approach to risk management ever since, and that has enabled us to weather and actually become stronger during storms that have thrown others off course.

As a fellow investor, I am sure you have come to know that our focus on generating cash flow has enabled us to increase the distributions we pay each quarter. I hope you are as pleased as I am that W. P. Carey has again increased its quarterly cash distribution, this time to $0.512 per share for the quarter ended March 31, 2011, marking the Company's 40th consecutive quarterly distribution increase. That is a decade of consistently rising income: 40 quarters, 40 increases. I am particularly proud that we were able to produce these increases during one of the most volatile economic periods in American history.

I believe that the best and most accurate metric for evaluating an investment in W. P. Carey

Cumulative Total Return Comparison 2005–2010
$100 invested in W. P. Carey & Co. common stock on December 31, 2005, with dividends reinvested, would have appreciated in five years to $177—a 15.5% average annual increase, compared with 2.4% for the S&P 500 Index and 3.2% for the FTSE NAREIT Equity REITs Index.


$200
150
100
50
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
W. P. Carey
NAREIT Index
S&P 500 Index

Sources: Bloomberg; www.reit.com; www.standardandpoors.com

Past performance is no guarantee of future results.

Annualized Yield and Estimated Net Asset Value of Our CPA® Programs
We have long believed that an investment manager is only as good as the performance of its managed funds and we are proud of our CPA® programs' performance during this volatile economic period.


CPA®:15
6.96%
7.21%
7.29%
7.33%
$10.00
$10.00
$10.00
$10.50
$11.40
$12.20
$11.50
$10.70
$10.40
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011**
CPA®:16 – Global
4.54%
5.36%
6.33%
6.48%
6.58%
6.62%
6.62%
6.62%
$10.00
$10.00
$10.00
$10.00
$9.80
$9.20
$8.80
2004 2005 2006 2007 2008 2009 2010* 2011**
Original cost (dollars per share)
Year-end estimated net asset value
Annualized yield
*Net asset value as of 9/30/10
**As of 3/31/11

is cumulative total shareholder returns, and for that I turn your attention to the five-year chart on the prior page. The chart shows that $100 invested on December 31, 2005, with dividends reinvested, would have appreciated in five years to $177 if the money had been put in W. P. Carey & Co. common stock, compared with $116 for the FTSE NAREIT Equity REITs Index and $112 for the S&P 500 Index. Those returns equate to a 3.2% average annual increase for the NAREIT Index, 2.4% for the S&P and 15.5% for W. P. Carey.

These returns demonstrate our success in fulfilling our most important corporate mission: *Investing for the Long Run.* Our aim is to help our investors build and maintain their lifestyles, and have the resources they need to meet their obligations and achieve their dreams, without constant worry about from where the income to fund them will come.

The measurement that I watch most closely for an accurate picture of our performance is funds from operations—as adjusted (AFFO), and I am pleased to report good progress last year. AFFO for 2010 was $130.9 million, or $3.27 per diluted share, compared with $122.9 million, or $3.09 per diluted share, for 2009. During 2010, W. P. Carey completed more than $1 billion in transactions and achieved record fundraising of nearly $600 million. I am enthusiastic about our progress in 2010, and the running start it gave us to 2011.

I am proud of our extraordinary group of officers and employees who have made all this happen. Each one believes in our philosophy of *Investing for the Long Run*, and I have full confidence in their continuing success in delivering on our two primary objectives: to provide quality companies with capital to run their businesses and to create investment products that work in good times and bad.

Critical to our progress has been our constant focus on risk management, and here, diversification is key. In 2010, we structured investments on our own behalf, as well as those of our CPA®-managed programs, totaling approximately $1.1 billion, almost double last year's volume of $548 million. We also entered into several new markets, including Spain, Croatia and China. At year-end 2010, the W. P. Carey group—which includes our managed funds—had more than 280 tenant obligors from across a broad spectrum of industries, who lease from us more than 950 properties in 42 states and 17 countries. With this type of diversification, I believe we are well positioned for the future.

I am often asked about the secrets of W. P. Carey's success. This is my answer:

1. I am not on the Investment Committee. What I really mean is that management is not on the Investment Committee. That's because management's incentive is to make profits, while the role of the Investment Committee is to ensure sound long-term investments. The Investment Committee is independent, and generally no deal gets done without the Committee's approval. The Committee ensures that we are properly diversified, our lessees are creditworthy, and the properties we purchase are critical to those lessees.

The members of the Investment Committee are an amazing group of talented people who are exceptionally well qualified to do the critical work we require: evaluating our proposed transactions and the long-term creditworthiness of our proposed lessees. They come from the seniormost positions in top insurance company bond departments, from leading European corporations and banks, and from the most highly regarded universities. Their achievements, credentials and degrees are far too numerous to cite here, so I will simply say that I cannot envision a better-qualified—or better-performing—team to make the tough calls. The independent Investment Committee is W. P. Carey's secret weapon.

2. Our Board of Directors is committed to doing the best job imaginable for the shareholders of W. P. Carey. We benefit greatly from their collective insight and guidance, and I thank them for their fine work. A highlight of the year was the election of Ben Griswold as Lead Director. Ben is Partner and Chairman of Brown Advisory and former Senior Chairman of Deutsche Bank Securities Inc., and a person of great intellect and judgment.

3. Our management is exceptional. Trevor Bond, who was elected CEO in 2010, is not only highly capable but also a natural leader—a person who is easy to follow and hard not to like. Trevor, with both his experience before joining us and his tenure on the Board of our managed programs and on the Investment Committee, is a bright, energetic and dedicated leader for our firm. I am thrilled to have him at the helm.

1973
W. P. Carey & Co. Inc. is founded by Wm. Polk Carey, who recognizes the inherent value of diversified net lease investment partnerships for individual investors seeking steady income and capital preservation.



1979
CPA® series of investment programs begins. W. P. Carey institutes independent Investment Committee led by Equitable Life Assurance executive George Stoddard to review all transactions.

CPA®

1980
W. P. Carey Director Dr. Lawrence Klein wins Nobel Prize in Economics.



1983
W. P. Carey provides William E. Simon with funding for Gibson Greetings LBO.

1987
"Black Monday": Dow Jones Industrial Average plummets 508.32 points.

Mr. Carey settles from his personal checking account certain 20-year-old debts to 90 Colorado sugar beet farmers in southeastern Colorado and western Kansas resulting from the bankruptcy of National Sugar Manufacturing Company, in which Mr. Carey's family held stock for 60 years.



1990
W. P. Carey launches first non-traded REIT, CPA®:10.

1991
CPA®:11 (CIP®) is launched. Investors see the bottom of a national real estate cycle; CPA® vacancy rate is less than 1%.

1993
W. P. Carey surpasses $1 billion in assets under management.

W. P. Carey rings the bell on the New York Stock Exchange as CPA®s 1-9 combine to form Carey Diversified LLC (NYSE: CDC).



1998
W. P. Carey expands its footprint with its first European investment.

1999
W. P. Carey opens London office.



4. I learned long ago that no one can excel at everything, and I resolved to surround myself with people who are smarter than I. As a result, we have an extraordinarily talented team. We are committed to making our company a place where great people want to stay and to constantly recruiting new talent to keep our bench deep and all of us on our toes.

Financial analysts have told me that in evaluations of our company, their biggest challenge is finding comparable organizations—in fact we are unique. No other company has the same business mix or approach. In the truest sense, our competition is any organization that supplies capital or provides investment opportunities. These providers offer a very broad spectrum of choice. And choice is good for the economy and good for the client. At W. P. Carey, we recognize we must work to earn the loyalty of our tenants—some of them among the world's largest companies—by demonstrating that we excel at what we do, we are there for them in all kinds of economic conditions, and we engage only in deals that we believe to be in their best interests.

We are committed to making our nation and the global economy stronger. By its nature, our work promotes jobs and prosperity. The primary purpose of sale-leaseback financing is to provide companies more capital to invest in growing their own businesses, performing R&D to facilitate future growth, and delivering improved returns to their shareholders.

In my own personal investing, I look for opportunities that provide steady income through good times and bad, safety, growth potential and inflation protection. We strive to achieve those same characteristics at W. P. Carey, and I hope you will agree our success record is both long and strong.

Three mottoes govern my outlook and my actions, and they have served me well. I hope you find they serve you, the shareholders of W. P. Carey, equally well.

Investing for the Long Run.
Doing Good While Doing Well.
Faites l'amour, pas la guerre.

That last one is the most recent addition, and it applies as much to my business view as to my worldview. Quite simply, I am in love with our investors. I care deeply about all of our stakeholders—our lessees, our employees, our Board—but first, always first, come the investors.

Affectionately,



Wm. Polk Carey
Chairman

2002

W. P. Carey completes record $1 billion in sale-leaseback transactions.

2003

W. P. Carey & Co. celebrates its 30th anniversary and surpasses $5 billion in assets under management.

2007

The W. P. Carey Group closes its largest sale-leaseback in Company's 30-year history: a $446 million transaction with German do-it-yourself retailer Hellweg.

2008

W. P. Carey opens European Asset Management Office in Amsterdam.

2010

Carey Watermark Investors, W. P. Carey's lodging-focused REIT, launches.



Carey Watermark
INVESTORS











WPC
LISTED
NYSE

W. P. Carey & Co. LLC (NYSE: WPC) created from the merger of Carey Diversified LLC and W. P. Carey & Co. Inc.

2000

The W. P. Carey Foundation endows the W. P. Carey School of Business at Arizona State University, which quickly rises up the ranks to become internationally recognized.

2003

The W. P. Carey Foundation donates $50 million to Johns Hopkins University to establish the Carey Business School at Johns Hopkins University.

2006

W. P. Carey launches CPA®:17 – Global, its 16th offering.

2007

The W. P. Carey Group makes headlines by providing $225 million of sale-leaseback financing to The New York Times Company through the acquisition of approximately 750,000 rentable square feet of its New York City headquarters building.

2009



The W. P. Carey Group owns six Konzum supermarkets and hypermarkets in Zagreb, Croatia, and surrounding cities. Konzum is the largest food retailing subsidiary of Agrokor, Croatia's largest food producer, processor, distributor and retailer.


KONZUM

Our business

What is W. P. Carey? Global net lease firm, sale-leaseback pioneer, investment manager. We are also financier, capital provider, landlord. We are all of these things because our business is composed of three primary elements: our access to capital, our investment strategy and our asset management. All three elements are seamlessly integrated, and we rely on the strength of each to thrive.




KONZUM
AKADEMIJA


K
super

2 Investment Strategy

As we raise capital, we seek to invest that capital in the real estate assets of solid, growing companies. Our team underwrites each transaction thoroughly, evaluating the creditworthiness of the tenant, the criticality of the asset, the fundamental underlying value of the real estate, and the transaction's structure and pricing. Our independent Investment Committee then has the final say on whether we move ahead with the investment.

In 2010, we completed approximately $1.1 billion of net-leased investments with properties in seven countries. Let's take a walk through a few of our recent investments:

C1000
Location: Six properties across the Netherlands
Property Type: Logistics
Acquisition Date: January 2011
Space: 2 million square feet

C1000 is a leading Dutch supermarket company with consumer sales of €3.7 billion in 2010. Founded in 1888, its owned and franchised retail network consists of 375 supermarkets employing more than 30,000 people. The W. P. Carey Group acquired a portfolio of six logistics properties from C1000 for $207 million; these properties represent C1000's complete distribution network and supply all of its supermarket stores in the country.






SCANIA





Berry Plastics Corporation
Location: Evansville, IN
Property Type: Headquarters expansion
Acquisition Date: March 2010
Space: 262,000 square feet

Berry Plastics Corporation is one of the world's leading manufacturers and suppliers of a diverse mix of plastic packaging products, including open top containers, closures, aerosol overcaps, drink cups, prescription vials, flexible packaging, tapes and specialty coated products. Berry Plastics sells a broad range of products to over 13,000 customers, including McDonald's, Procter & Gamble, Hershey, Coca-Cola, Wal-Mart and Bayer as well as smaller specialty businesses. Our $28.7 million acquisition of Berry's headquarters expansion was the W. P. Carey Group's fourth transaction with Berry Plastics.

Angelica Corporation
Locations: 14 properties throughout the U.S.
Property Type: Light industrial
Acquisition Date: March 2010
Space: 809,000 square feet

Angelica Corporation is a leading provider of textile rental and linen management services to the U.S. healthcare market. Angelica provides laundry and linen management services to hospitals, long term care facilities, and out-patient medical practices from 27 service centers across the nation. Angelica is driving innovation in products and services that become a standard of excellence for patient and customer satisfaction.

1 Access to Capital

Since 1979, W. P. Carey has focused on creating a series of investment products that work in good times and bad. Our risk-management-driven investment philosophy combined with our commitment to *Investing for the Long Run*, has undoubtedly contributed to the success of our managed funds, the CPA® programs. And it is the performance of these investment programs that has enabled us to continue accessing capital over nearly four decades.



Cumulative Equity Raised
We use this capital to provide sale-leaseback and build-to-suit financing for companies and private equity firms around the globe.
$5,324,000,000
2011*
2010
2006
2003
$1,640,000,000
2001
1997
$473,000,000
1990
1989
1988
$273,000,000
1986
1985
1984
1983
$123,000,000
1982
1981
1980
1979
*As of 3/31/2011

2 Investment Strategy

The investments W. P. Carey makes on behalf of the CPA® REITs are the lifeblood of our business. We think of ourselves as a capital provider for companies, and often, the capital we provide for our tenants in exchange for their real estate assets is a vital part of their long-term business plans. Whether used for research and development, to make a company acquisition, to recapitalize their balance sheet, or to upgrade their machinery, our investment team develops a customized sale-leaseback transaction for each and every tenant. We grow as we help our tenants grow.



1 Access to Capital



Our business starts with raising funds. Over the past few years, we have increased our investor base substantially by expanding the broker/dealer network through which we offer our investments. We now have relationships with more than 65 broker/dealer firms, and no firm can claim more than 50% of sales of our most recent CPA® program, CPA®:17 – Global. Just as we look to diversify our CPA® portfolios, we are diversifying our capital-raising potential.

2010 was a record fundraising year for W. P. Carey, as we raised more than $590 million of the $1.5 billion of equity raised in CPA®:17 – Global's initial offering. We look forward to continuing this trend with CPA®:17 – Global's follow-on offering, as well as raising funds for our lodging-focused offering, Carey Watermark Investors.

Program	Offering concluded	% of original investment	Average annual return
CPA®:1	6/12/79	237%	7.17%
CPA®:2	9/23/80	369%	14.89%
CPA®:3	5/13/82	408%	18.81%
CPA®:4	6/16/83	310%	13.85%
CPA®:5	12/21/83	210%	7.72%
CPA®:6	2/13/85	264%	12.47%
CPA®:7	9/17/87	215%	10.15%
CPA®:8	11/21/88	229%	13.10%
CPA®:9	4/30/90	184%	9.59%
CPA®:10	7/17/91	208%	8.81%
CIP®	2/6/92	242%	11.22%
CPA®:12	9/18/97	237%	10.91%
CPA®:14	1/9/02	217%	8.96%



3 Asset Management

In 2010, W. P. Carey's asset management team completed 31 lease renewals or new leases, $213 million of refinancings, and $128 million in asset sales and maintained a stellar groupwide occupancy rate of 97%.





2nd St
Main St
Hampton Dr
3rd Ave
4th Ave
Rose Ave
Marine Ct
Navy St
Navy Ct
Pacific Ave
Ozone Ave
Ozone Ct
Speedway
Rose Ct
Dudley Ave
Dudley Ct
Google
Paloma Ave
Paloma Ct
Sunset Ave
Sunset Ct

Symphony IRI Group
Location: Chicago, IL
Property Type: Two office buildings
Space: 252,000 square feet
Transaction: Lease restructure and extension

Symphony IRI Group is one of the largest marketing research/database companies in the world. We completed the initial sale-leaseback transaction in 1990 with Information Resources, Inc. (IRI), prior to its acquisition by Symphony Technology Group. The company has continued to grow revenues, but the amount of headquarters space it needs has declined.

Our asset management team seeks to meet the evolving needs of our tenants, and so we negotiated a situation in which both we and Symphony IRI Group benefited. We entered into a new 10-year lease with Symphony IRI Group for the larger of the two buildings and allowed them to vacate the second building early, which is now under contract to be sold. The transaction provided our tenant a better headquarters solution going forward and provided the W. P. Carey Group with a new long-term income stream and sufficient lease term to refinance the Symphony IRI–occupied building.

Google Inc.
Location: Venice, CA
Property: Frank Gehry–designed Binoculars Building
Property Type: Office
Transaction: Re-lease

The iconic Binoculars Building was constructed in 1991 as the headquarters for advertising agency Chiat/Day. As our tenant decided not to renew the lease when it expired in September 2010, we had to find a new tenant for this unique building. Google, as the world's largest search company, was the ideal tenant for a landmark building with binoculars for a facade. The new long-term lease involves significant improvements to the building by landlord and tenant in order to create a unique campus environment that can support Google's continued growth in the area. Combined with two adjacent buildings, the campus will total approximately 100,000 square feet.

3 Asset Management

We seek to secure long-term leases with creditworthy tenants we believe will continue to occupy the facilities we've purchased 15 to 20 years down the line. And we believe in diversifying our CPA® portfolios by tenant industry, geography and property type. Our asset management team works to see that our facilities remain occupied, that rent is paid and on time, that assets are sold if the right opportunity arises and that if a tenant does enter into financial difficulty, we continue to receive the rental income our investors have come to rely on. The team works with our tenants on their long-term real estate needs in order to protect and enhance asset values and maintain the high portfolio-level occupancy we have sustained for decades.

The W. P. Carey Group Tenant Industry Diversification



Aerospace & Defense 1.64%
Automobile 4.00%
Banking .91%
Beverages, Food & Tobacco 5.36%
Buildings & Real Estate 2.42%
Business & Commercial Services 4.80%
Chemicals, Plastics, Rubber & Glass 4.85%
Construction & Building 3.86%
Consumer & Durable Goods .88%
Consumer Non-durable Goods 1.96%
Consumer Services .89%
Electronics 8.64%
Federal, State & Local Government 1.41%
Forest Products & Paper .76%
Grocery .42%
Healthcare, Education & Childcare 5.90%
Hotels & Gaming 2.07%
Insurance 1.24%
Leisure, Amusement & Entertainment 4.06%
Machinery 2.47%
Media: Printing & Publishing 5.55%
Mining, Metals & Primary Metal Industries .86%
Retail Stores 25.33%
Telecommunications 2.41%
Textiles, Leather & Apparel .87%
Transportation—Cargo 4.33%
Transportation—Personal 1.97%
Utilities & Others .14%

C1000 is a leading Dutch supermarket company. The W. P. Carey Group owns a portfolio of six C1000 logistics properties.


www.c1000.n





Distribuidora de Televisión Digital
Location: Madrid, Spain
Property Type: Headquarters and television production space
Acquisition Date: December 2010
Space: 451,000 square feet

Distribuidora de Televisión Digital (DTS) is the largest provider of digital pay television in Spain and a subsidiary of PRISA, the largest media company in the Spanish- and Portuguese-speaking world. The DTS headquarters was constructed in 2008 and is a critical asset for PRISA's pay TV business. The W. P. Carey Group completed a $113 million sale-leaseback transaction with PRISA as part of the company's restructuring and debt reduction efforts.






PRISA TV

Sun Products Corporation
Location: Bowling Green, KY
Property Type: Distribution warehouse
Acquisition Date: June 2010
Expected Size: 1.4 million square feet, upon completion

Sun Products Corporation is a leading North American provider of laundry detergents, fabric softeners and other household products under such brands as all®, Snuggle®, Sun®, Wisk®, Surf®, and Sunlight®. Sun Products was looking to reduce costs and increase efficiency by consolidating nine smaller distribution facilities. The W. P. Carey Group provided $43 million in build-to-suit financing for Sun Products' new and larger distribution center—one of two facilities serving the East Coast—and secured a solid long-term tenant and asset critical to Sun Products' ongoing operations. Construction is scheduled for completion in the summer of 2011.







Looking forward

At W. P. Carey, we talk a lot about our track record, our long history of disciplined investing and our philosophy of *Investing for the Long Run*. We do so because we believe that our past will shape our future. Now, more than ever, we are focused on what's ahead: new opportunities to discover, new markets to explore, new industries to target. Yet we will discover, explore and target with the same thoughtful approach we have used for nearly four decades, relying on the efforts of our dedicated, talented and growing W. P. Carey team to propel us forward.

Dear Fellow Shareholders



Throughout 2010, volatility in the global capital markets enabled W. P. Carey once again to demonstrate how our balanced business model serves our investors and shareholders well during periods of uncertainty. In a year characterized by swings in sentiment, between fear and confidence, the stability of our revenue streams stood out. Funds from Operations—as adjusted rose to $3.27 per share, from $3.09 in 2009, and we increased our dividend again, which marked 40 consecutive quarters of such increases.

Other 2010 highlights were as follows:

- We provided our shareholders with a total annual return of 20.4%.
- We raised over $590 million in equity through our broker/dealer subsidiary, Carey Financial.
- We made investments totaling $1.1 billion on behalf of our CPA® REITS and for our own portfolio.
- We expanded our global presence to 17 countries, including China, where we consummated our first transaction, with China's largest non-state-owned corporation.
- We entered the lodging sector through our launch of Carey Watermark Investors.

W. P. Carey achieved these results despite—and in some ways because of—the uncertain global market conditions. For example, during the course of the year, real estate debt markets segmented into two tiers—the have and have-not worlds—in a way that was favorable to us. The first tier includes quality tenants and properties with lower loan-to-value ratios, for which there was ample non-recourse debt available. Because much of what we purchase fell into this category, we were able to arrange attractive acquisition debt and to refinance existing investments on improved terms.

Such segmentation took place in the unsecured debt markets, too. Larger companies that were already well capitalized—the haves—had access to inexpensive

2010 Investment Volume Per Country
In 2010, 43% of the $1.1 billion in investments we completed were international. We expect this trend to continue.


1.63%
.80%
3.53%
14.59%
57.13%
19.09%

- United States
- Spain
- Croatia
- China
- United Kingdom
- Canada
- Poland

debt, but for the have-nots, a large group of smaller and medium-size corporations, the debt markets were less accommodating. As a result, our form of long-term sale-leaseback financing became all the more attractive to the kinds of companies we typically target, i.e., those that have established products and strong management but lack capital.

Looking ahead to 2011 and beyond, although we can't guarantee that we will continue investing at last year's pace, our outlook is optimistic, and we believe that a state of equilibrium still exists between the amount of capital we are raising and the opportunities we are seeing. And we strive to maintain this equilibrium to help ensure that we are putting our capital to use for only those investments that are in line with our risk/return parameters. Having such investment discipline is a cornerstone of our philosophy and has enabled us to weather past downturns.

Since W. P. Carey pioneered sale-leasebacks in the U.S. in the 1970s, sale-leaseback financing has been our focus and our primary source of revenues. Over the past decade, we have expanded globally, making us one of the only net lease investors with significant international experience. We have investments in 16 countries outside the U.S. totaling more than $3 billion. As a result, we have a broader universe of opportunities from which to select, because we've developed the expertise necessary to source, execute and

W. P. Carey & Co.'s Annualized Dividends


$2.05
$1.83
$1.72
$1.65
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011*

*As of 4/15/11

manage such transactions. We will continue to leverage this experience by exploring new markets, provided that they first meet our standards in terms of economic and political risk. In this area we benefit greatly from having on our Investment Committee a Nobel Prize–winning economist, Dr. Lawrence Klein, as well as Wharton Professor of Finance Dr. Richard Marston, to advise us on country and currency risks.

We have also begun to diversify our asset management capabilities organically—that is, based on first-hand experience with new product types that has been accumulated over a period of time. Carey Watermark Investors, our lodging-focused fund, is an example of such an initiative. While we are known primarily as a sale-leaseback firm, since 1992 W. P. Carey has also invested more than $350 million in the lodging sector. In 2008, we started exploring the feasibility of combining our accumulated institutional knowledge with the direct, specific expertise of Watermark Capital Partners to create a new investment program dedicated to this space. After several years of study, during which we devoted considerable time and effort to making sure we had the right resources and controls in place to execute the business plan effectively, we finally launched Carey Watermark Investors in 2010. While we cannot predict how significant a source of revenue this will be in 2011,

The W. P. Carey Group owns three of Curtiss-Wright Corporation's (NYSE: CW) manufacturing facilities outside Cleveland and Cincinnati, Ohio.

Next page: Konzum hypermarket in Zagreb, Croatia.





we intend to continue growing that segment of our business over the next several years.

Our business is centered on our ability to access capital, to put that capital to work and to manage our portfolios of assets under various economic conditions.

These growth initiatives—whether internationally or by product type—are made possible by four essential qualities on which we place great emphasis:

1. Our financial strength
2. A tradition of transparency and investment discipline
3. Our track record as an investment manager
4. The caliber of our people

As we've mentioned throughout these pages, our business is centered on our ability to access capital, to put that capital to work and to manage our portfolios of assets under various economic conditions. Our success is achieved by the outstanding efforts of our employees, whose dedication and intellect enable us to constantly adapt to our changing environment while remaining true to our mission. It is their contributions over the past four decades that have made us what we are today and that will continue to accelerate us into the future.

We want to thank all of you—our investors, tenants and employees—for your confidence and support as we look to 2011 and beyond for new opportunities and successes.

With best wishes,



Trevor P. Bond
President and Chief Executive Officer


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Our Philanthropy: Doing Good While Doing Well

"I come from a long family tradition of public service. More often than not, that service has taken the form of providing educational opportunities for young people who would not otherwise have them. That was true for General Leonidas Polk, who founded the University of the South; for my father's cousin, Millicent McIntosh, president of Barnard College; for my grandmother Anne Galbraith Carey, the founder of Gilman School; and for President James K. Polk, who oversaw the opening of the Smithsonian Institution and was committed to the idea of education for all. And it is true for me. Through the W. P. Carey Foundation, we have made top-tier business education possible for those who attend the Carey Business School at Johns Hopkins University and the W. P. Carey School of Business at Arizona State University, including its EMBA program in Shanghai, the most highly prized business degree in China. We recently endowed the Francis King Carey School of Law at the University of Maryland and are proud to have provided critical support for many other colleges and universities, as well as elementary and secondary schools around the country. As in our business dealings, the Foundation is committed to stimulating prosperity and jobs, and additionally to preparing young people to perform those jobs."
—Wm. Polk Carey

W. P. Carey promotes Mr. Carey's philosophy of Doing Good While Doing Well, and the W. P. Carey Foundation supports all employee philanthropy with a 100% matching program. Here is a snapshot of how our employees are Doing Good While Doing Well:

- Lease Administration Associate Tim Goodwin was instrumental in organizing company-wide coat donations for the 22nd Annual New York Cares Coat Drive. Tim not only collected 100+ coats from employees, friends and family and brought them to the New York Cares Centers but also organized a team of friends to volunteer to sort coats after hours. New York Cares was founded by a group of friends in 1987 who wanted to take action against social issues in New York City. Today, it is New York City's largest volunteer organization.
- Becky Reaves, Senior Vice President, Marketing and Investor Relations, and her family walked together for the Pancreatic Cancer Research Walk in Paramus, NJ, in honor of Becky's stepmother, Margaret Myrto, who had recently lost her battle with pancreatic cancer. Becky raised significant funds, all of which went to support the Lustgarten Foundation, whose mission is to advance scientific and medical research related to the diagnosis, treatment, cure and prevention of pancreatic cancer.
- Victoria Atwater in Office Services organized a community outreach, holiday-focused concert with two fellow professional opera singers (including her husband) to fundraise for their children's school. Weekday Nursery School benefited greatly from the concert fundraiser, which featured opera and Broadway selections along with holiday seasonal favorites and even included a sing-along. The nursery school is a non-sectarian outreach program of South Orange, New Jersey's First Presbyterian & Trinity Church and has been operating for over 50 years.
- John Miller, Chief Investment Officer, donates his time and resources by serving on the board of the Temple of Understanding. Founded in 1960, the Temple of Understanding has been educating youth and adults both cross-culturally and interreligiously for global citizenship and peaceful coexistence. The organization advocates acceptance, respect for religious pluralism by the world's governing bodies and actively promotes justice and tolerance.






Our Properties Worldwide

Over our long history, the W. P. Carey Group has invested where we have seen opportunity. We now own/manage a diversified portfolio of assets composed of more than 280 tenants and 115 million square feet and have investments in 17 countries. Today, we continue to see opportunity globally, and we look forward to transforming that into value for you, our shareholders.



1 property: Sweden
SE
9 properties: Finland
FI
6 properties: Canada
CA
7 properties: Netherlands
NL
1 investment: China
CN
696 properties: United States
US
16 properties: United Kingdom
GB
1 property: Belgium
BE
70 properties: Germany
DE
20 properties: Poland
PL
1 property: Mexico
MX
99 properties: France
FR
2 properties: Hungary
HU
7 properties: Croatia
HR
1 property: Thailand
TH
32 properties: Spain
ES
1 property: Malaysia
MY

Investing for the long run™

W. P. CAREY

W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
www.wpcarey.com
NYSE: WPC


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The papers and printer used in the production of the W. P. Carey 2010 Annual Report are all certified to Forest Stewardship Council™ (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

W. P. CAREY

Corporate Information 2011

Board of Directors

Wm. Polk Carey
Chairman of the Board

Francis J. Carey
Chairman of the Executive Committee

Trevor P. Bond
President and Chief Executive Officer

Benjamin H. Griswold, IV
Lead Director and Chairman of the Compensation Committee; Partner and Chairman of Brown Advisory

Nathaniel S. Coolidge
Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Eberhard Faber, IV
Chairman of the Nominating and Corporate Governance Committee; Former Director of the Federal Reserve Bank of Philadelphia

Dr. Lawrence R. Klein
Chairman of the Economic Policy Committee; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus) University of Pennsylvania

Robert E. Mittelstaedt, Jr.
Chairman of the Strategic Planning Committee; Dean of Arizona State University's W. P. Carey School of Business

Charles E. Parente
Chairman of the Audit Committee; Former Chief Executive Officer and Managing Partner of Parente Randolph, PC

Karsten von Köller
Chairman, Lone Star Germany GmbH

Reginald Winssinger
Chairman of National Portfolio, Inc.

Frank J. Hoenemeyer
Director Emeritus; former Vice Chairman and Chief Investment Officer, Prudential Life Insurance Company of America

Investment Committee of Carey Asset Management Corp.

Nathaniel S. Coolidge
Chairman

Axel K.A. Hansing
Member; Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member

Jean Hoysradt
Member; Chief Investment Officer, Mousse Partners Ltd.

Dr. Lawrence R. Klein
Member

Dr. Richard C. Marston
Member; James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Karsten von Köller
Member

Senior Officers

Wm. Polk Carey
Chairman of the Board

Trevor P. Bond
President and Chief Executive Officer

Mark J. DeCesaris
Managing Director, Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Mark Goldberg
Managing Director

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Jeffrey S. Lefleur
Managing Director - Investments

H. Cabot Lodge, III
Managing Director - Investments

John D. Miller
Chief Investment Officer

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Christopher E. Franklin
Executive Director

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Richard J. Paley
Executive Director, Chief Risk Officer and Associate General Counsel

Thomas Ridings
Executive Director and Chief Accounting Officer

Jiwei Yuan
Executive Director – Finance

Sunny Holcomb
Senior Vice President - Finance

Robert N. Jenkins
Senior Vice President - Investments

Leonard Law
Senior Vice President and Chief Information Officer

Donna M. Neiley
Senior Vice President - Asset Management

Gregory M. Pinkus
Senior Vice President and Controller

Rebecca A. Reaves
Senior Vice President - Marketing and Investor Relations

Sapna Sanagavarapu
Senior Vice President – Office of the General Counsel

Gagan S. Singh
Senior Vice President – Finance

Craig Vachris
Senior Vice President and Chief Credit Officer

Jeff Zomback
Senior Vice President and Treasurer

Auditors

PricewaterhouseCoopers LLP

Executive Offices

W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

Transfer Agent

BNY Mellon Shareowner Services
P.O. Box 358010
Pittsburgh, PA 15252-8010
888-200-8690

Annual Meeting

June 16, 2011 at 4:00 p.m.
The TimesCenter
242 West 41st Street
New York, NY 10018

Form 10-K

A Copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge at www.sec.gov or by writing the Executive Offices at the address above.

Website

www.wpcarey.com

E-mail

IR@wpcarey.com

E-Delivery

To receive future investor-related correspondence electronically go to www.wpcarey.com/edelivery

Trading Information

Shares of W. P. Carey & Co. LLC trade on the New York Stock Exchange under the symbol "WPC"